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                                                                                                        ----------------------------
                                                                                                        OMB Approval
                                                                                                        ----------------------------
----------------                                                                                        OMB Number: 3235-0287
   FORM 4                                        U. S. SECURITIES AND EXCHANGE COMMISSION               Expires:    January 31, 2005
----------------                                                                                        Estimated average burden
                      -------                               Washington, D. C. 20549                     hours per response....0.5
Check this box if no  -------                                                                           ----------------------------
longer subject to
Section 16. Form 4                           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
or Form 5 obligations may continue.
See Instruction 1(b)

                  Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934, Section 17 (a) of the
                 Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person           2. Issuer Name and Ticker or Trading Symbol   6.  Relationship of Reporting Person
                                                                                                    to Issuer
Cherry                Robert                         LNR Property Corporation  /     LNR                  (Check all applicable)
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 (Last)               (First)            (Middle) 3. IRS Identification   4.  Statement for     _____  Director       ____ 10% Owner
               760 N.W. 107th Avenue                 Number of                 Month/Year          X   Officer (give  ____ Other
-------------------------------------------------    Reporting Person, if        Apr-02         ------ title below)        (specify
                         (Street)                    an entity (voluntary) -------------------                             below)
Miami                 FL                  33172                            5.  If Amendment,    Vice President
                                                                                                --------------
-------------------------------------------------                          Date of Original     ------------------------------------
(City)              (State)                (Zip)                           (Mo./Yr.)            7.  Individual of Joint/Group Filing
                                                                                                 X  Form filed by One Reporting
                                                                                                --- Person
                                                                                                ___ Form filed by More than One
                                                                                                    Reporting Person
                                                  ----------------------------------------------------------------------------------
                                                   Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security        2. Trans-   3. Transaction Code    4. Securities         5. Amount of    6. Ownership     7. Nature of
     (Instr. 3)                 saction     (Instruction 8)     Acquired (A) or       Securities      Form:  Direct    Indirect
                                Date                            Disposed of           Beneficially    (D) or Indirect  Beneficial
                                                                (D) (Instr. 3, 4,     Owned at End    (Instr.4)        Owner (4)
                                                                and 5)                of Month
                                         -------------------------------------------  (Instr. 3 and 4)
                             (Mo/Day/Yr)    Code /  V       Amount / A or D / Price
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Common Stock                     N/A             N/A                   N/A                       133        I        By IRA Trust
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Common Stock                     N/A             N/A                   N/A                         1        I        By Savings Plan
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Common Stock                    4/1/2002            X             5,403 / A / 28.80             17,903        D
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Restricted Common Stock (1)      N/A             N/A                   N/A                    37,500        D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type
Responses)

(1) Represents shares of restricted stock. The shares will vest with respect to one-quarter of the total number of shares on January
19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

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
FORM 4 (continued)                   Table II Derivative Securites Acquired, Disposed of, or Beneficially Owned
                                                 (e.g. puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative Security     2.  Conver-      3.  Transac-       4.  Transac-    5.  Number of           6. Date
     (Instr. 3)                           sion or         tion Date          tion Code       Derivative        Exercisable
                                          Exercise       (Month/Day          (Instr. 8       Securities          and Exp-
                                          Price of        Year)                              Acquired          iration Date
                                          Deriv-                                             (A)  or            (Month/Day
                                          ative                                              Disposed              Year)
                                          Security                                           of (D)
                                                                                             Instr. 3,4,5


                                                                            Code / V       (A)    (D)         Exer/Expir.
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
Common Stock Options                    16.20             N/A               N/A                N/A            02-05-98 / 02-04-03
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Common Stock Options                   24.8125            N/A               N/A                N/A            10-31-98 / 10-30-07
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Common Stock Options                   17.3125            N/A               N/A                N/A            01-01-99 / 12-14-07
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Common Stock Options                   18.15625           N/A               N/A                N/A            01-28-01 / 01-27-10
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Common Stock Options                   26.84375           N/A               N/A                N/A            01-17-02 / 01-16-11
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Common Stock Options                    31.30             N/A               N/A                N/A            01-02-03 / 01-01-12
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Stock Purchase Agreement (2)            28.80            4/1/2002            X               5,403 (D)        04-01-03 / 04-01-06
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Stock Purchase Agreement (3)            36.00           4/25/2002            I               6,771 (A)        04-01-03 / 04-01-07
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
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       7. Title/Amt.                 8. Price of      9.    Number    10. Owner-          11. Nature
                 of                     Derivative        of Deriv-       ship Form       of Indirect
          Underlying                    Security            ative             of          Beneficial
          Securities                   (Instr. 5)         Securities      Derivative      Ownership
         (Instr 3 & 4)                                   Beneficially     Securities      (Instr. 4)
                                                           Owned at       Beneficially
                                                            End of         Owned at
                                                            Month           End of
        Title/Amt.                                                          Month
      or # of shares                                     (Instr. 4)       (Instr. 4)
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
Common Stock Options/  8,221            N/A                8,221              D
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Common Stock Options/  22,500           N/A               22,500              D
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Common Stock Options/  36,750           N/A               36,750              D
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Common Stock Options/  10,000           N/A               10,000              D
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Common Stock Options/  10,000           N/A               10,000              D
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Common Stock Options/  10,000           N/A               10,000              D
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Stock Purchase Agreement/ 12,519        N/A               12,519              D
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Stock Purchase Agreement/ 6,771         N/A                6,771              D
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Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
                                                                                    /s/ Robert Cherry                      5/10/2002
                                                                                    ------------------------------------------------
** Intentional misstatements or ommissions of facts constitute Federal                ** Signature of Reporting Person       Date
   Criminal Violations
   See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).                                    Robert Cherry

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Cherry will make purchases of LNR common stock. These purchases will total 12,519 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Cherry will make purchases of LNR common stock. These purchases will total 6,771 shares.

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